SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  Amendment No.




                               Altron Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    022092100
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement |_|.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samuel Altschuler


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) |_|
     (b) |X|

3 SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION USA


         NUMBER OF              5      SOLE VOTING POWER
          SHARES                       1,967,640
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
                                6      SHARED VOTING POWER
                                       -0-

                                7      SOLE DISPOSITIVE POWER
                                       1,267,328
                                8      SHARED DISPOSITIVE POWER
                                       700,312

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,967,640

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.5%

12   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    (a)    Altron Incorporated

           (b)    One Jewel Drive, Wilmington, MA 01887-3390


Item 2.    (a)    Samuel Altschuler

           (b)    27 Hathaway Road, Lexington, MA  02173

           (c)    USA

           (d)    Common Stock

           (e)    022092100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |_| Broker or Dealer registered under Section 15 of the Act

(b)  |_| Bank as defined in section 3(a)(6) of the Act

(c)  |_| Insurance Company as defined in section 3(a)(19) of the Act

(d) |_| Investment Company registered under section 8 of the Investment Company Act

(e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g)  |_|    Parent    Holding    Company,    in    accordance    with    Section
     240.13d-1(b)(1)(ii)(G)

(h)  |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.    Ownership.

(a) Amount Beneficially Owned: 1,967,640 - Mr. Altschuler directly owns 1,229,662 of such shares, directly owns options exercisable as of December 31, 1996 or exercisable within 60 days of December 31, 1996 to purchase 37,666 of such shares and is a general partner of a nominee partnership which holds 700,312 of such shares.

(b)  Percent of Class: 12.5%
(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:  1,967,640
(ii) shares  power to vote or to direct  the vote:  -0-
(iii)  sole power to dispose or to direct the  disposition  of: 1,267,329
(iv) shared power to dispose or to direct the disposition of: 700,312
Item 5.    Ownership of  Five Percent or Less of a Class.
           N/A

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
            N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
            N/A

Item 8.     Identification and Classification of Members of the Group.
            N/A

Item 9.     Notice of Dissolution of Group.
            N/A

Item 10.    Certification.
            N/A

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/Samuel Altschuler
                     Signature: Samuel Altschuler, President


Date: February  10, 1998